

Sebastian "Chosen1" Burton · 3rd

Digital Advertising & Esports Thought Leader Activating Brands With Consumers Via Esports & Gaming

Greater Los Angeles Area · 500+ connections · **Contact info**

 **Gold Standard Gami**

Piedmont Virginia Community College

Experience

 ### Esports Consultant
Gold Standard Gaming
Oct 2017 – Present · 2 yrs 10 mos
Greater Los Angeles Area

Gold Standard Gaming an Esports consulting agency at the forefront of a new era of esports and gaming. In an industry where authenticity is everything, we help brands turn their audience into a tangible community.

Our focus is on helping our clients deliver better, more effective advertising and event programming with more engaging content and clear messaging to Millenials and Gen Z.

Cut directly through the noise by allowing your consumers to get hands-on with you ...**see mor**

 ### Esports Director
ProjectMQ
Sep 2018 – Present · 1 yr 11 mos
Tampa/St. Petersburg, Florida Area

ProjectMQ is a multimedia search engine for the world's BEST independent video games, helping gamers find video games they'll LOVE! Some of the most popular Esports games were created by indie devs. Including EPIC titles like League of Legends, Clash of Clans & ...

see mor



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ProjectMQ | Login

ProjectMQ | Login

Consultant

WME | IMG

Oct 2016 – Sep 2018 · 2 yrs

Greater Atlanta Area

As a consultant with Gold Standard Gaming. I am responsible for assisting my client ELEAGUE with promotional strategy as well as helping develop relationships with esports niches and communities in the greater Atlanta area.

PR/Sales Consultant

Gamestergear

Oct 2013 – Apr 2014 · 7 mos

Chino, California

-Responsible for brand management and expansion of products through social media and mainstream outlets

-Created designs and strategies with development team to create engagement with ...see mor

Brand Ambassador

Konsole Kingz

Sep 2010 – Feb 2014 · 3 yrs 6 mos

Atlanta,Georgia

-Create and maintain relationships with outside companies for future event planning.

- Helped create new marketing strategies and solutions for the hip-hop/gaming space.

...see mor

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Education

Piedmont Virginia Community College

Bachelor of Arts (B.A.), Business, Management, Marketing, and Related Support Services

2009 – 2012

Piedmont Virginia Community College

Bachelor of Arts (B.A.), Business, Management, Marketing, and Related Support Services

2009 – 2012

Skills & Endorsements

Marketing · 22

Ken Thompson and 21 connections have given endorsements for this skill

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Social Media Marketing · 19

 Endorsed by **Greg Okwudibonye and 1 other who is highly skilled at this**

 Endorsed by **2 of Sebastian "Chosen1"'s colleagues at Konsole Kingz, LLC.**

Brand Management · 17

Willie Sallie and 16 connections have given endorsements for this skill

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